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                          CALEDONIA MINING CORPORATION

                                  NEWS RELEASE

                     UPDATE ON CALEDONIA'S RECENT ACTIVITIES
                        IMMEDIATE RELEASE: APRIL 2, 2002

Caledonia Mining Corporation ("Caledonia") of Toronto (TSE: CAL) and NASDAQ (OTCBB: CALVF) is pleased to give an update on its recent corporate, operating and exploration activities.

Caledonia issued a Press Release on March 26, 2002 focusing on its interests in the Kikerk Lake property in Nunavut, Canada - where the operator, Ashton Mining of Canada Inc., is conducting a diamond exploration program. The 2000 and 2001 programs have produced very attractive results.

Caledonia has completed the return of its Barbrook Gold Mine in South Africa to limited production and the first test gold-pour was made on March 2nd, 2002. Barbrook has now developed three underground mining areas along the strike in order to provide mining and grade flexibility for its limited-scale operations. The feasibility study of returning Barbrook to commercial production is well advanced and should be completed during May. Management is anticipating that with the increase in the price of gold and the weak South African Rand, it will be able to operate the Barbrook Mine on a profitable basis.

As previously announced, the South African Rand has weakened against the U.S. Dollar in the past four months. As the gold production from Barbrook is sold in U.S. Dollars and all of the operating costs are paid for in Rand, the positive potential economics of Caledonia's Barbrook Mine and Eersteling Mine (which is still on care and maintenance) have been vastly improved.

In February, Caledonia announced the start of drilling of the kimberlite pipe on its Goedgevonden Diamond Prospect, located near Stilfontein in South Africa. While the exploration continues, it is still too early in the program to give definitive results. However, some small gem quality diamonds have been recovered from the first drill hole sample of 1,105 kg processed. Further information will be provided as the program develops.

Caledonia, through its agents, IBK Capital of Toronto, is currently completing a C$3 million Private Placement - each C$0.145 unit consists of one Caledonia ordinary share and one half-warrant which is exercisable for 2 years, with a warrant being exercisable for one Caledonia ordinary share at C$0.195. The proceeds of the Placement will be used to hasten the return of Barbrook to commercial production, to fund the possible bulk sampling of the Goedgevonden Diamond Prospect and for general corporate purposes.

Management believes that the above, when combined with the general increase in the price of gold during the past weeks and, what is believed to be a recognition by the market that Caledonia's shares have been undervalued, is the reason that its shares have recently attracted considerable interest by investors.

FOR FURTHER INFORMATION PLEASE CONTACT CALEDONIA MINING CORPORATION:

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
S. HAYDEN                                     JAMES JOHNSTONE                      F.C. HARVEY
Chairman, President and CEO                   V-P Operations and COO               Technical Director
South Africa                                  Canada                               Canada
Tel: (011-27-11) 447-2499                     Tel: (1-905) 607-7543                Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554                     Fax: (1-905) 607-9806                Fax: (1-905) 607-9806
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FURTHER INFORMATION REGARDING CALEDONIA'S EXPLORATION ACTIVITIES, OPERATIONS AND
LATEST FINANCIALS MAY BE FOUND ON THE CORPORATION'S WEBSITE
HTTP://WWW.CALEDONIAMINING.COM